Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Earnings:
Pretax income	$44,827	$67,425	$108,821	$118,866
Add fixed charges as adjusted (from below)	35,712	34,109	70,920	67,979
	$80,539	$101,534	$179,741	$186,845
Fixed charges:
Interest expense:
Corporate	$32,698	$31,458	$65,073	$62,498
Amortization of deferred financing costs	1,181	1,025	2,365	2,286
1/3 of rental expense	1,833	1,626	3,482	3,195
Fixed charges	$35,712	$34,109	$70,920	$67,979
Ratio (earnings divided by fixed charges)	2.26	2.98	2.53	2.75